SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT No. 2 to
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

BigBand Networks, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value
(Title of Class of Securities)

089750509
(CUSIP Number of Class of Securities’ Underlying Common Stock)

Robert E. Horton
Senior Vice President and General Counsel
BigBand Networks, Inc.
475 Broadway Street
Redwood City, California 94063
650-995-5000
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing person)

Copy to:
J. Robert Suffoletta
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California
650-493-9300
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$23,981,731	$1,710

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 6,250,106 shares of common stock of BigBand Networks, Inc. having an aggregate value of $23,981,731 as of October 18, 2010 will be exchanged and cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of the value of this transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,710
Form or Registration No.:	Schedule TO-I
Filing party:	BigBand Networks, Inc.
Date filed:	October 21, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12. Exhibits.
SIGNATURE
INDEX TO EXHIBITS
EX-99.A.1.M
EX-99.A.1.N

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 21, 2010 (the “Schedule TO”), relating to an offer by BigBand Networks, Inc., a Delaware corporation (“BigBand” or the “Company”) to exchange (the “Exchange Offer”) certain outstanding options to purchase up to an aggregate of 6,250,106 shares of the Company’s common stock, whether vested or unvested, that (i) have an exercise price per share greater than or equal to $3.50, (ii) were granted under either the BigBand 2007 Equity Incentive Plan, including the BigBand. 2007 Equity Incentive Plan Israeli Sub-plan thereunder (the “2007 Plan”) or the BigBand 2003 Share Option and Incentive Plan, including the BigBand 2004 Share Option and Incentive Plan Sub-plan for Israeli Employees thereunder (the “2003 Plan”), and (iii) are held by Eligible Employees (as defined below), except as otherwise described in the Offer to Exchange (the “Eligible Options”).
     An “Eligible Employee” refers to an employee of the Company or any of its subsidiaries that resides in the U.S., China, Hong Kong, Israel or Korea as of the start of the Exchange Offer and remains an employee of the Company or any of its subsidiaries in any such countries through the expiration of the Exchange Offer and the RSU grant date.
     On November 12, 2010, BigBand’s management will deliver an email to certain Eligible Employees describing the results of a tax ruling regarding the tax aspects relating to the Exchange Offer for Eligible Employees who relocated from Israel to the United States during the time one or more of their Eligible Options under the Exchange Offer were vesting, such that part of each such Eligible Option vested while such relocated Eligible Employees resided in Israel.
     On November 14, 2010, BigBand’s management will deliver an email to all Eligible Employees in Israel clarifying the results of a tax ruling regarding the tax aspects relating to the Exchange Offer for Israeli Eligible Employees.
     Pursuant to Rule 12b-15 under the Securities Exchange Act, as amended, this Amendment No. 2 amends and supplements Item 12 of the Schedule TO in the manner set forth below, and all other items and exhibits contained in this Schedule TO remain unaffected.
     The following are hereby added as Disclosure Documents:
     (x) the Form of E-mail to Relocated Israeli Eligible Employees, attached hereto as Exhibit (a)(1)(M); and
     (xi) the Form of Clarification E-mail to Israeli Eligible Employees, attached hereto as Exhibit (a)(1)(N).
Item 12. Exhibits.
     The Exhibit Index attached to this Amendment No. 2 is incorporated herein by reference.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BigBand Networks, Inc.
/s/ Robert E. Horton
Robert E. Horton
Senior Vice President and General Counsel

Date: November 12, 2010

INDEX TO EXHIBITS

Exhibit
Number	Description
(a)(1)(A)*	Offer to Exchange Certain Outstanding Options for Restricted Stock Units dated October 21, 2010

(a)(1)(B)*	Launch Announcement E-mail dated October 21, 2010

(a)(1)(C)*	Election Form

(a)(1)(D)*	Forms of Confirmation E-mail

(a)(1)(E)*	Forms of Reminder E-mail

(a)(1)(F)	Form of Restricted Stock Unit Agreement (U.S.) (which is incorporated herein by reference to Exhibit 10.6C to the Registrant’s Quarterly Report on Form 10-Q filed with the Commission on August 8, 2007, Commission File No. 001-33355)

(a)(1)(G)	Form of Restricted Stock Unit Agreement (Non-U.S.) (which is incorporated herein by reference to Exhibit 10.6D to the Registrant’s Quarterly Report on Form 10-Q filed with the Commission on August 8, 2007, Commission File No. 001-33355)

(a)(1)(H)*	Form of Informational Presentation to Employees

(a)(1)(I)*	Screen Shots from Offer Website

(a)(1)(J)*	Form of Confirmation Letter to Israeli Tax Authorities

(a)(1)(K)**	Form of E-mail to Israeli Eligible Employees

(a)(1)(L)**	Form of E-mail Notification of Change in Meetings

(a)(1)(M)	Form of E-mail to Relocated Israeli Eligible Employees

(a)(1)(N)	Form of Clarification E-mail to Israeli Eligible Employees

(b)	Not applicable.

(d)(1)	2003 Share Option and Incentive Plan, including the 2004 Share Option and Incentive Sub-Plan for Israeli Employees (which is incorporated herein by reference to Exhibits 10.4 and 10.5 to the Registrant’s Registration Statement on Form S-1 filed with the Commission on December 22, 2006, Commission File No. 333-139652)

(d)(2)	2007 Equity Incentive Plan, including the 2007 Equity Incentive Sub-Plan for Israeli Employees, and the forms of option and restricted stock agreements thereunder (which are incorporated herein by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form S-1/A filed with the Commission on March 8, 2007, Commission File No. 333-139652, and Exhibits 10.6A-F to the Registrant’s Quarterly Report on Form 10-Q filed with the Commission on August 10, 2007, Commission File No. 001-33355)

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed as an exhibit to the Schedule TO-I filed with the Securities and Exchange Commission on October 21, 2010, Commission File No. 001-33355.

**	Previously filed as an exhibit to the Schedule TO-I/A filed with the Securities and Exchange Commission on November 5, 2010, Commission File No. 001-33355.